EXHIBIT 99.1

TRX Gold To Present at H.C. Wainwright NYC and Precious Metals Summit Colorado Conferences Next Week

TORONTO, Sept. 08, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to announce that management will be attending and presenting at the H.C. Wainwright 24th Annual Global Investment Conference in New York City, taking place between September 12-14, 2022. The team will also be in attendance at the Precious Metals Summit in Colorado, later in the week, between September 13-16, 2022. Management will be meeting one-on-one with existing and potential investors to provide an in-person update on the Buckreef Gold oxide processing plant expansion, sulphide development project progress, and ongoing progress related to the 10,000-meter exploration drilling campaign.

Please join us by registering through the following links:

H.C. Wainwright 24th Annual Global Investment Conference
Manhattan, NYC
September 12, 10:00 AM - 10:30 AM ET
https://journey.ct.events/view/fc3b5ea1-013a-4440-9b63-c715eea0b2f7

Precious Metals Summit
Beaver Creek, Colorado
September 15, 15:15 PM – 15:30 PM ET
https://www.gowebcasting.com/conferences/2022/09/13/precious-metals-summit/day/3
(Event link will become available the day of the presentation)

TRX Gold’s calendar of upcoming events, can be found on the corporate website, here:
https://www.trxgold.com/investors/events/default.aspx

About TRX Gold Corporation
TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipates”, “expects” and similar expressions. All statements other than statements of historical fact, included in this news release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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